# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pulse Biosciences, Inc., CIK 0001625101
CUSIP: 74587B101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 601 Brickell Key Drive, Suite 1080, Miami, Florida (FL), 33131
Date of event which requires filing of this statement: 05/11/2026
Filed by CIK 0001055919
Persons authorized to receive notices and communications: ADAM W. FINERMAN, ESQ., BAKER HOSTETLER LLP, 45 Rockefeller Plaza, New York, New York (NY), 10111, (212) 589-4233

## Reporting persons
- ROBERT W. DUGGAN (CIK 0001055919): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 49,706,423; shared voting power 0; sole dispositive power 49,706,423; shared dispositive power 0; aggregate amount beneficially owned 49,706,423 (71.9% of the class)
  Comment: *Represents 49,706,423 shares of Common Stock, including (i) 256,078 shares of Common Stock underlying certain options exercisable within 60 days hereof, held by Mr. Duggan, (ii) 630,109 shares of Common Stock held by Genius 24C Inc d/b/a Genius Inc and (iii) 450,189 shares of Common Stock held by Blazon Corporation. This does not include options which are not exercisable in 60 days from the date hereof. The number of shares of Common Stock beneficially owned by Mr. Duggan reported in the table above does not include shares of Common Stock which are beneficially owned by Mr. Duggan's spouse, Dr. Maky Zanganeh. As spouses, Mr. Duggan and Dr. Zanganeh may be deemed to have acquired beneficial ownership of the securities held by the other spouse upon their marriage on December 18, 2024. Mr. Duggan does not hold any voting or investment power over such securities held by Dr. Zanganeh. Mr. Duggan disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein.
  
  Percent beneficially owned is based on 69,141,378 shares of Common Stock outstanding, consisting of (i) 68,225,067 shares outstanding as disclosed in the Issuer's Proxy Statement filed with the Securities and Exchange Commission on May 11, 2026, (ii) 256,078 shares underlying options that can be exercised by Mr. Duggan within 60 days hereof and (iii) 660,233 shares of Common Stock issued by the Issuer through its at-the-market equity offering program.
- GENIUS 24C INC: type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); source of funds: working capital (WC); sole voting power 630,109; shared voting power 0; sole dispositive power 630,109; shared dispositive power 0; aggregate amount beneficially owned 630,109 (0.9% of the class)
  Comment: * Represents 630,109 shares of Common Stock held by Genius 24C Inc d/b/a Genius Inc.
  
  Percent beneficially owned is based on 68,885,300 shares of Common Stock outstanding, consisting of (i) 68,225,067 shares outstanding as disclosed in the Issuer's Proxy Statement filed with the Securities and Exchange Commission on May 11, 2026, and (ii) 660,233 shares of Common Stock issued by the Issuer through its at-the-market equity offering program.
- BLAZON CORPORATION: type of reporting person: corporation (CO); citizenship or place of organization: California (CA); source of funds: working capital (WC); sole voting power 450,189; shared voting power 0; sole dispositive power 450,189; shared dispositive power 0; aggregate amount beneficially owned 450,189 (0.7% of the class)
  Comment: * Represents 450,189 shares of Common Stock held by Blazon Corporation.
  
  Percent beneficially owned is based on 68,885,300 shares of Common Stock outstanding, consisting of (i) 68,225,067 shares outstanding as disclosed in the Issuer's Proxy Statement filed with the Securities and Exchange Commission on May 11, 2026, and (ii) 660,233 shares of Common Stock issued by the Issuer through its at-the-market equity offering program.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Pulse Biosciences, Inc.
Address of issuer's principal executive offices: 601 Brickell Key Drive, Suite 1080, Miami, Florida (FL), 33131
Comment: The following constitutes Amendment No. 17 to the Schedule 13D filed by the undersigned. This Amendment No. 17 amends the Schedule 13D as specifically set forth herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The aggregate purchase cost of the 49,706,423 shares of common stock beneficially owned by Mr. Duggan is approximately $414,666,603 including brokerage commissions. Such shares were acquired with personal funds (with the exception of the 630,109 shares owned Genius 24C Inc d/b/a Genius Inc and the 450,189 shares owned by Blazon Corporation. Mr. Duggan received his 256,078 stock options in connection with his service on the board of directors of the Issuer). The aggregate purchase cost of the 630,109 shares of Common Stock owned by Genius 24C Inc d/b/a Genius Inc ("Genius"), which Mr. Duggan is the sole shareholder of and may be deemed to be beneficially owned by Mr. Duggan, is approximately $5,957,491.56 including brokerage commissions. Such shares were acquired with working capital. The aggregate purchase cost of the 450,189 shares of Common Stock owned by Blazon Corporation ("Blazon"), which Mr. Duggan is the majority shareholder of and may be deemed to be beneficially owned by Mr. Duggan, is approximately $4,284,178.60 including brokerage commissions. Such shares were acquired with working capital.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) are hereby amended to read as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 68,885,300 shares outstanding consisting of (i) 68,225,067 shares outstanding as disclosed in the Issuer's Proxy Statement filed with the Securities and Exchange Commission on May 11, 2026, and (ii) 660,233 shares of Common Stock issued by the Issuer through its at-the-market equity offering program, and in the case of Mr. Duggan, an additional 256,078 shares underlying options that can be exercised by Mr. Duggan within 60 days hereof.

A. Mr. Duggan

As of the close of business on May 11, 2026, Mr. Duggan beneficially owned 49,706,423 shares of Common Stock, including 256,078 shares underlying certain options exercisable within sixty days hereof. As the sole shareholder of Genius, Mr. Duggan may be deemed the beneficial owner of the 630,109 shares of Common Stock held by Genius. As the majority shareholder of Blazon Corporation, Mr. Duggan may be deemed the beneficial owner of the 450,189 shares of Common Stock held by Blazon.

Percentage: Approximately 71.9%

B. Genius 24C Inc d/b/a Genius Inc
As of the close of business on May 11, 2026, Genius beneficially owned 630,109 shares of Common Stock.

Percentage: Approximately 0.9%

C. Blazon Corporation
As of the close of business on May 11, 2026, Blazon Corporation beneficially owned 450,189 shares of Common Stock.

Percentage: Approximately 0.7%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended to read as follows:

A. Mr. Duggan:
1. Sole power to vote or direct vote: 49,706,423
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 49,706,423
4. Shared power to dispose or direct the disposition: 0

B. Genius 24C In d/b/a Genius Inc.:
1. Sole power to vote or direct vote: 630,109
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 630,109
4. Shared power to dispose or direct the disposition: 0

C. Blazon Corporation:
1. Sole power to vote or direct vote: 450,189
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 450,189
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended to read as follows:

The transactions in the shares of Common Stock by the Reporting Persons during the past sixty days are set forth below in the table entitled "Transactions in the Common Stock During the Past Sixty Days."

Transactions in the Common Stock During the Past Sixty Days

Reporting Person Type of Security Securities Purchased / (Sold) Price Per Share($) Date of Purchase / Sale
Mr. Duggan Common Stock 660,233 19.69(1) 5/11/2026

(1) The shares reported herein were acquired through the Company's at-the-market equity offering program established pursuant to that certain Equity Distribution Agreement, dated February 19, 2026, by and between the Company and TD Securities (USA) LLC, as sales agent. The shares were purchased during an open trading window under the Company's Insider Trading Policy and in accordance with applicable securities laws. The shares reported herein were purchased at the prevailing market bid price or higher at the time of sale.

## Signatures
- ROBERT W. DUGGAN: /s/ Robert W. Duggan, Robert W. Duggan (05/13/2026)
- GENIUS 24C INC: /s/ Robert W. Duggan, Robert W. Duggan, Authorized Signatory (05/13/2026)
- BLAZON CORPORATION: /s/ Robert W. Duggan, Robert W. Duggan, Authorized Signatory (05/13/2026)